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                           March 21, 2023

       Daniel Scavilla
       Chief Executive Officer and President
       Globus Medical, Inc.
       2560 General Armistead Avenue
       Audubon, PA 19403-5214

                                                        Re: Globus Medical,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed March 13,
2023
                                                            File No. 333-270482

       Dear Daniel Scavilla:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Jennifer Porter, Esq.